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SCHEDULE 13G

(RULE 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-I(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Meadowbrook Insurance Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
58319P108
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	58319P108	13G	PAGE	2	of	5	PAGES

1	NAMES OF REPORTING PERSONS/I. R.S. Identification Nos . of Above Persons (Entities Only) Merton J. Segal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	citizenship: United States of America

	5	SOLE VOTING POWER

NUMBER OF		74,053

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,526,138

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		74,053

WITH	8	SHARED DISPOSITIVE POWER

		1,526,138

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,600,191

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)

	n/a

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

EXHIBIT A:
Item 1.
a)	Meadowbrook Insurance Group, Inc. (Meadowbrook) is the issuer of common stock.

b)	Meadowbrook’s principal executive office is located at 26255 American Drive, Southfield, Michigan 48034.
Item 2.
a)	Mr. Merton J. Segal is the person filing.

b)	Mr. Segal’s principal business office address is 26255 American Drive, Southfield, Michigan 48034.

c)	Mr. Segal is a citizen of the United States of America.

d)	As of December 31, 2007, Mr. Segal has ownership of Common Stock of the Company.

e)	CUSIP No. 58319P108
Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:
a)	Mr. Segal is not a Broker or Dealer registered under Section 15 of the Act.

b)	Mr. Segal is not a Bank as defined in section 3(a)(6) of the Act.

c)	Mr. Segal is not an Insurance Company as defined in section 3(a)(19) of the Act.

d)	Mr. Segal is not an Investment Company is registered under section 8 of the Investment Company Act.

e)	Mr. Segal is not an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

f)	Mr. Segal is not an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security act of 1974 on Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F).

g)	Mr. Segal is not a Parent Holding Company, in accordance with Section 240.13d-l(b)(ii)(G).

h)	Mr. Segal is not a Savings Association as defined in section 3(b) of the Federal Deposit Insurance Act.

i)	Mr. Segal is not a church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

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j)	Mr. Segal is not a Group, in accordance with Section 240.13d-l(b) (1) (ii) (H).
Item 4 . Ownership
a)	Mr. Segal has beneficial ownership of 1,600,191 shares of Meadowbrook Insurance Group, Inc. common stock.

b)	Mr. Segal’s percentage of ownership is 4.3%.

c)	Number of shares as to which such person has:
i)	Mr. Segal has the sole voting power of 74,053 shares he owns.

ii)	Mr. Segal has shared voting power of 1,526,138 shares owned by his spouse.

iii)	Of the 1,600,191 shares that Mr. Segal beneficially owns, he has sole power to dispose of, or direct the disposition of 74,053 shares.

iv)	Mr. Segal stock ownership has shared power to dispose or to direct the disposition of 1,526,138 shares.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]
Item 6. Ownership of More than Five Percent on Behalf of Another Person
No such individual or entity has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of Mr. Segal’s ownership of Meadowbrook Insurance Group, Inc. common stock.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Mr. Segal’s ownership does not apply pursuant to Rule 13d-1(b)(ii)(G), therefore this Item is not applicable.
Item 8. Identification and Classification of Members of the Group
Mr. Segal’s ownership does not apply to pursuant to Rule 13d-l(b)(ii)(H), therefore this Item is not applicable.
Item 9. Notice of Dissolution of Group
Mr. Segal is not part of a “group”, therefore this Item is not applicable.

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Item 10. Certification
Mr Segal’s filing of this 13-G form is not filed pursuant to Rule 13d-l(b) or Rule 13d-l(c).
SIGNATURE
After reasonable inquiry and to the best of may knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008
Signature: /s/ Merton J. Segal

Merton J. Segal
Name/Title: Chairman of the Board

of Meadowbrook Insurance Group, Inc.

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